MANAGEMENT’S DISCUSSION AND ANALYSIS

(Amounts are expressed in United States dollars, unless otherwise indicated)
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 and 2006 (RESTATED)

This Management Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared as of August 10, 2007 and was restated as at February 27, 2008, as discussed below. The MD&A is intended to supplement and complement the accompanying restated, unaudited interim consolidated financial statements and notes for the three and six months ended June 30, 2007.

Please also refer to the cautionary statement of forward-looking in formation at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise indicated.

Restatement

During the preparation of the consolidated financial statements for the year ended December 31, 2007, the Company identified that it had used an incorrect tax rate in the determination of current and future income taxes related to its Portuguese operations. The preferential tax rate applicable to enterprises operating in lesser developed inland regions of Portugal is applicable to a de minimus amount of income over a three year period, whereas the Company had applied this rate to all income earned in the region and to all future income tax balances arising from temporary differences related to net assets and operations in the region. The result was that the Company was found to be applying an effective tax rate which was 5% lower than required, in absolute terms. The effect of the restatement is primarily the result of restating the purchase price allocation on the acquisition of EuroZinc Mining Corporation in October 2006 as well as using the correct Portuguese tax rate on current and future income taxes from the date of acquisition. A summary of the impact of the change in tax rates on information previously reported by the Company is set out below:
	Previously
	Reported	Adjustment	Restated
Consolidated Balance Sheet as at December 31, 2006
Total assets	$2,829,600	$50,528	$2,880,128
Total liabilities	699,832	51,929	751,761
Shareholders' equity	$2,129,768	$(1,401)	$2,128,367

Consolidated Balance Sheet as at June 30, 2007
Total assets	$3,114,932	$52,889	$3,167,821
Total liabilities	687,153	62,049	749,202
Shareholders' equity	$2,427,779	$(9,160)	$2,418,619

	Previously
	Reported	Adjustment	Restated
For the three months ended June 30, 2007
Consolidated Statements of Operations
Earnings before income taxes	$193,930	$1,417	$195,347
Current income taxes	(49,551)	(7,358)	(56,909)
Future income taxes	15,529	(190)	15,339
Net earnings for the year	$159,908	$(6,131)	$153,777

Basic earnings per share	$0.56	$(0.02)	$0.54
Diluted earnings per share	$0.56	$(0.02)	$0.54

For the six months ended June 30, 2007
Consolidated Statements of Operations
Earnings before income taxes	$265,315	$2,680	$267,995
Current income taxes	(63,572)	(10,037)	(73,609)
Future income taxes	11,873	(402)	11,471
Net earnings for the year	$213,616	$(7,759)	$205,857

Basic earnings per share	$0.75	$(0.03)	$0.72
Diluted earnings per share	$0.74	$(0.02)	$0.72

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, and the Neves-Corvo copper/zinc mine in Portugal. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB, as well as the Aljustrel zinc/lead/silver mine in Portugal, which is under development and scheduled to begin production in the fourth quarter. The Company also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world and a 24.75% interest in Tenke Fungurume, a major copper-cobalt project in the Democratic Republic of Congo ("DRC"). As well, the Company recently acquired the Aguablanca mine, a producing copper-nickel mine in Spain, which was part of the acquisition of Rio Narcea Gold Mines, Ltd.

Recent Developments and Highlights

Record Earnings

Record net earnings of $153.8 million or $0.54 per share on sales of $319.9 million for the second quarter ended June 30, 2007 compared with net earnings of $37.2 million on sales of $112.9 million for the same period in 2006. Record sales and earnings for the period were driven by high metal prices, stable production in most operations, earnings from the Neves-Corvo copper/zinc mine acquired in the fourth quarter of 2006 and a $50.4 million gain from the divesture of marketable securities during the second quarter.

Increased Offer for Rio Narcea Gold Mines, Ltd. ("Rio Narcea")

Subsequent to the April 4, 2007 announcement that the Company had entered into a definitive support agreement to which the Company offered Cdn$5.00 per common share and Cdn$1.04 per warrant to acquire all the outstanding shares and warrants of Rio Narcea by way of a take -over bid, the Company increased its cash offer on June 29, 2007 to Cdn$5.50 per common share and Cdn$1.04 per warrant for a purchase price of approximately $864.4 million (Cdn$916.3 million) for 100% of the issued and outstanding shares and warrants of Rio Narcea. This increased offer originally expired on July 16, 2007 and has been extended to August 10, 2007 with a final extension to August 20, 2007.

On August 10, the Company announced that 146,356,544 shares and 16,982,220 warrants representing approximately 85.2% of the fully diluted outstanding shares of Rio Narcea have been tendered to the Company. An $800 million syndicated senior credit facility had been previously arranged and is available for general corporate purposes. This facility will be reduced to $575 million once the proceeds from the sale of Tasiast to Red Back Mining Inc. ("Red Back") have been applied to the credit facility.

Concurrent with the offer to purchase Rio Narcea and contingent upon the success of the takeover bid, Red back signed an option agreement with Lundin Mining to acquire Rio Narcea’s Tasiast gold mine from the Company in consideration for $225 million in cash and assumption of $52.9 million in debt related to the Tasiast gold mine. The sale of Tasiast gold mine closed on August 2, 2007 and the proceeds have been used to pay down the credit facility.

For further information regarding the Rio Narcea transaction, please refer to the April 4, 2007 news release issued by the Company. Additionally, the Offeror’s circular dated April 20, 2007 can be found on the Company’s website at www.lundinmining.com.

Completed the Acquisition of Tenke Mining Corp. ("Tenke")

On July 3, 2007, the Company completed the acquisition of Tenke whereby the Company issued 105,421,402 common shares to the Tenke shareholders valued at $1.3 billion. The Company has approximately 391.8 million common shares issued and outstanding immediately following the Tenke acquisition with the existing Lundin Mining and Tenke shareholders owing approximately 73% and 27% respectively of the combined company, Lundin Mining. Tenke holds a 24.75% interest in Tenke Fungurume, a world class copper-cobalt property being developed in the DRC. The remaining interest in Tenke Fungurume is held by Freeport–McMoRan Copper & Gold Inc., which holds 57.75% and is the operator of the project and Gecamines, a DRC government agency which holds the remaining 17.5% of the project.

For further information regarding the Tenke transaction, please refer to the April 11, 2007 news release issued by the Company.

Additional Investment in Sunridge Gold Corp. ("Sunridge")

On May 10, 2007, the Company announced it was making a further Cdn$6.8 million investment in Sunridge through a 3 million unit non-brokered private placement at Cdn$2.25 per unit. Each unit consists of one common share and one-third of one common share purchase warrant. Each whole warrant entitles the Company to purchase one additional common share at Cdn$2.60 for a period of twelve months from the closing of the private placement. This investment increases Lundin Mining’s equity interest to 19.6% of Sunridge.

Sunridge is a publicly-traded mining company which owns a 100% interest in the Asmara Project in Eritrea in an emerging Volcanic Massive Sulphide district on which there are at least four copper/zinc/gold deposits and the Gupo Gold deposit.

On May 22, 2007, Sunridge received final TSX Venture Exchange acceptance with respect to the closing of this private placement.

Sold Silver Production to Silverstone Resources Corp. ("Silverstone")

On June 7, 2007, the Company has entered into an agreement with Silverstone to deliver silver production from its Neves-Corvo and Aljustrel mines, subject to regulatory approval and certain other conditions. Under this agreement, the Company will receive an upfront cash payment of $42.5 million, 15.4 million Silverstone common shares and 4,256,250 Silverstone special warrants which are convertible into Silverstone common shares at no additional cost. The common share and special warrant are valued at C$2.42 each. The approximate value of the agreement is $87.1 million.

The special warrants may be exercisable into one Silverstone common share at any time provided that the common shares issued to the Company would not result in the Company owning 20% or more of the issued and outstanding common shares immediately after giving effect to such issuances or that shareholders of Silverstone pass a resolution at a meeting of the Silverstone shareholders approving any exercise that would result in Lundin Mining owning 20% or more of the issued and outstanding shares of Silverstone.

Upon delivery of silver production to Silverstone, the Company will receive the lower of $3.90 per ounce of silver, which is subject to a 1% annual inflationary adjustment after three years and yearly, thereafter, or then prevailing market price per ounce of silver.

Silverstone is a silver mining company that derives 100% of its revenue from silver production and has a 90% interest in four advanced silver-gold projects in Mexico.

Gain of $50.4 million From Sale of Investment

The Company sold an investment during the second quarter 2007 that had been purchased as a strategic investment during the year for proceeds of $118.5 million and recognized a gain of $50.4 million in the quarter.

Summary of Operations

Metal Produced*
		Three months ended		Six months ended
		June 30,		June 30,
		2007	2006	2007	2006
Zinc (tonnes)	Neves-Corvo	6,048	-	12,241	-
	Zinkgruvan	16,916	22,828	34,078	40,785
	Storliden	4,973	5,678	9,551	13,876
	Galmoy	12,612	12,615	22,573	29,832
	Total	40,549	41,121	78,443	84,493

Copper (tonnes)	Neves-Corvo	20,875	22,116	44,280	41,377
	Storliden	1,500	2,200	2,698	5,453
	Total	22,375	24,316	46,978	46,830

Lead (tonnes)	Zinkgruvan	10,664	8,031	19,307	15,824
	Galmoy	2,573	2,640	4,977	7,081
	Total	13,237	10,671	24,284	22,905

Silver (ounces)	Neves-Corvo	201,571	182,720	424,363	341,313
	Zinkgruvan	491,989	439,223	931,003	852,756
	Galmoy	23,145	21,931	42,167	74,596
	Total	716,705	643,874	1,397,533	1,268,665

*100% of 2006 metal production at Neves-Corvo is included for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006.

Metal Sold and Payable*

		Three months ended		Six months ended
		June 30,		June 30,
		2007	2006	2007	2006
Zinc (tonnes)	Neves-Corvo	4,079	-	8,743	-
	Zinkgruvan	14,219	21,003	28,089	38,605
	Storliden	4,227	4,825	8,119	11,793
	Galmoy	10,923	9,101	18,667	23,945
	Total	33,448	34,929	63,618	74,343

Copper (tonnes)	Neves-Corvo	23,869	20,836	42,768	38,398
	Storliden	1,310	1,904	2,359	4,723
	Total	25,179	22,740	45,127	43,121

Lead (tonnes)	Zinkgruvan	9,350	7,769	20,310	15,678
	Galmoy	3,038	2,816	4,449	7,528
	Total	12,388	10,585	24,759	23,206

Silver (ounces)	Neves-Corvo	152,215	115,933	276,920	210,075
	Zinkgruvan	375,685	373,297	979,065	845,920
	Galmoy	22,894	21,931	28,107	74,596
	Total	550,794	511,161	1,284,092	1,130,591

*100% of 2006 metal sold at Neves-Corvo is included in the above table for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during this period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006.

Selected Quarterly Financial Information
Three months ended	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05

Sales	$319,935	$193,920	$236,072	$98,941	$112,918	$91,798	$63,820	$48,683
Net earnings	153,777	52,080	62,189	30,737	37,161	21,461	14,221	9,637
Earnings per share, basic (i)	0.54	0.18	0.28	0.25	0.30	0.18	0.12	0.08
Earnings per share, diluted (i)	$0.54	$0.18	$0.28	$0.25	$0.30	$0.17	$0.12	$0.08

(i)

The net income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All share related information (i.e. net income per share) are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at the beginning of the earliest period presented.

Results of Operations

Summary

Net earnings for the three months ended June 30, 2007 were $153.8 million or $0.54 per share on sales of $319.9 million compared to net earnings of $37.2 million or $0.30 per share on sales of $112.9 million or the same period in 2006. Higher earnings and sales for the second quarter were due to higher metal prices, the addition of the Neves-Corvo operating results, which was added in the fourth quarter of 2006 and a $50.4 million gain from the sale of marketable securities. Cash flow from operations was $150.1 million or $0.52 per share as compared with $54.4 million or $0.45 per share for the same period in 2006.

Net earnings for the six months ended June 30, 2007 were $205.9 million or $0.72 per share on sales of $513.9 million as compared with sales and net earnings of $204.7 million and $58.6 million, respectively, for the same period in 2006. Cash flow from operations for the first half of 2007 was $160.7 million or $0.56 per share as compared with $77.1 million or $0.63 per share for the same period in 2006.

Sales

Total sales increased 183% or $207.0 million in the second quarter to $319.9 million as compared with $112.9 million for the same period in 2006. This increase was due primarily to higher metal prices and the EuroZinc merger (effective November 1, 2006), which contributed $200.3 million in sales for the second quarter of 2007. Sales were lower at Galmoy due to a 15% decrease in production.

Year-to-date, total sales were $513.9 million in 2007 as compared with $204.7 million for the same period in 2006.

Cost of Sales

Cost of sales increased 137% or $52.8 million in the second quarter to $91.3 million compared with cost of sales of $38.5 million for the same period in 2006. This increase was primarily due to the costs associated with the increased sales added from the Neves-Corvo copper-zinc mine, weakening of the US dollar against the foreign currencies that the Company transacts in.

Year-to-date, cost of sales were $159.4 million as compared with $74.3 million for the same period in 2006.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligation during the second quarter was $1.1 million compared to $Nil for the same period in 2006. The increase was due primarily to the addition of the Neves-Corvo and Aljustrel mines acquired in the fourth quarter of 2006 and the commencement of provisions beginning in 2007 for future site restoration costs at both the Galmoy and Zinkgruvan mines.

Year-to-date, accretion of asset retirement obligations were $2.3 million compared to $Nil for same period in 2006.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased 166% or $21.9 million to $35.1 million for the second quarter 2007 as compared with $13.2 million for the same period in 2006. This increase was due primarily to the addition of the Neves-Corvo mine, which contributed approximately $22.0 million of depreciation, depletion and amortization from the Neves-Corvo mine. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo mine were based on the new fair values allocated to each of the respective mining assets acquired and are in accordance with CICA Handbook Section 1581 "Business Combinations".

Year-to-date, depreciation, depletion and amortization were $69.9 million as compared with $27.3 million for same period in 2006. The amount of depreciation, depletion and amortization were consistent with the first quarter 2007.

General Exploration and Project Investigation

General exploration and project investigation costs increased 276% or $5.8 million to $7.9 million in the second quarter 2007 compared to $2.1 million during the same period in 2006. A significant portion of this increase relates to continued drilling and exploration activities at the Company’s Portuguese mining concessions and higher exploration activities in Sweden and Ireland. Please refer to the exploration activities section for further detail.

Year-to-date, exploration and project investigation costs totaled $13.1 million as compared with $3.7 million for the same period in 2006. The Company spent $7.1 million on exploration in Portugal, $4.4 million in Sweden and $1.6 million in Ireland.

Selling, General and Administration

Selling, general and administration costs were $7.2 million in the second quarter 2007 as compared with $2.7 million during the same period in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley ("SOX") compliance project, higher travel costs, costs associated with the stock split as well as the additional personnel and administrative costs associated with the EuroZinc merger. The Company expects SOX spending to be maintained at the current level in the third quarter, as the audit of the internal controls at each of the mine sites begin and decrease significantly in the fourth quarter, when the final testing for SOX compliancy is complete.

Year-to-date, selling, general and administration costs were $12.6 million as compared with $5.0 million for the same period in 2006.

Foreign Exchange Losses

Foreign exchange losses increased significantly in the second quarter 2007 to $9.0 million as compared with a loss of $1.7 million for the same period in 2006. Foreign exchange losses were due primarily to the holding of significant US denominated cash and trade accounts receivable balances at the Company’s Neves-Corvo mine where the functional currency is the Euro. The US currency declined against all major currencies during the second quarter.

Year-to-date, foreign exchange losses totaled $11.8 million compared with $2.8 million for the same period in 2006.

Losses on Derivative Instruments

Losses on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding forward sales, foreign exchange, puts and call options contracts. These contracts were a hedge on a portion of the Company’s metal production to cover the Company’s Euro and SEK denominated operating and capital expenditures for the next twelve months. The net loss on derivative contracts during the second quarter was $27.7 million compared with a net loss of $3.9 million for the same period in 2006 and is comprised of a realized loss of $3.8 million and an unrealized mark-to-market loss of $23.9 million.

During the second quarter of 2007, the Company entered into forward contracts for the delivery of 1,000 tonnes per month of lead at an average price of $0.83 per pound for a period of 12 months ending on June 30, 2008. These new hedges combined with the existing lead contracts resulted in an unrealized loss of $17.7 million for the second quarter, while foreign exchange contracts accounted for $2.4 million of the unrealized losses. These losses are included as part of the $27.7 million loss for the second quarter 2007.

Year-to-date, losses on derivative instruments totaled $33.2 million compared with $9.9 million for the same period in 2006.

Current Income Taxes

Current income tax provision increased $41.8 million to $56.9 million for the second quarter 2007 compared with $15.1 million for the same period in 2006. A significant portion of the income tax provision related to earnings from the Neves-Corvo mine and the $50.4 million gain from the sale of marketable securities. The income tax provision on this gain was offset by the recognition of $8.0 million of future tax benefits from loss carryforwards that were not previously recognized.

Future Income Tax Recovery

Future income recovery for the second quarter of 2007 was $15.3 million compared with $1.1 million for the same period in 2006. This increase was due primarily to the utilization of $8 million of unrecognized tax benefits from loss carryforwards for the $50.4 million gain from the sale of marketable securities.

Year-to-date, the future income tax recovery was $11.5 million compared with $0.3 million for the same period in 2006.

Operations

Neves-Corvo Mine
	Three months ended		Six months ended
	June 30,		June 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes - includes copper and zinc plants)	596,906	491,557	1,254,336	982,597
Ore milled (tonnes - includes copper and zinc plants)	631,742	492,300	1,257,665	1,009,810
Grade per tonne
Copper (%)	4.6	5.0	4.8	4.6
Zinc (%)	7.3	-	8.0	-
Recoveries
Copper (%)	87	89	87	89
Zinc (%)	78	-	80	-
Production (metal contained)
Copper (tonnes)	20,875	22,116	44,280	41,377
Zinc (tonnes)	6,048	-	12,241	-
Silver (ounces)	201,571	182,720	424,363	341,131
Sales*	$202,815	$168,487	$313,895	$257,398
**Cash cost per pound of payable copper sold	$0.73	$0.84	$0.70	$0.84

* The 2006 comparative figures were from EuroZinc’s second quarter 2006 Management’s Discussion and Analysis
** Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties.

Ownership

The Company merged with EuroZinc Mining, which was the 100% owner of the Neves-Corvo mine, on October 31, 2006 and the EuroZinc operating results were consolidated into the financial statements of the Company from November 1, 2006.

In order to provide comparable data, the 2006 production figures and financial data are presented for the three and six months ended June 30, 2006. However, results from the Neves-Corvo operation have only been included in the Company’s operating results from November 1, 2006.

Production

A total of 596,906 tonnes were mined in the second quarter, an increase of 105,349 tonnes or 21% increase over the same period in 2006. This increase was due primarily to mining of zinc ore, which contributed 105,843 tonnes to the total tonnes mined. Mining of zinc ore did not commence until the third quarter of 2006. Production of contained copper was 20,875 tonnes in the second quarter 2007, a 6% decrease compared to the same period in 2006. The decrease in copper production in the second quarter was due to the slightly lower ore head grade, in accordance with the mine sequencing plan, and recovery. However, production of copper in the first half of 2007 was 7% greater than in the first half of 2006 due to an overall improvement in grade and ore throughput. Production of contained zinc was 6,048 tonnes in the second quarter.

The Company expects the copper and zinc ore head grades to improve for the remainder of the year in accordance with mine sequencing programs and also process improvements to continue in the zinc plant.

The cash cost of payable copper metal sold during the second quarter 2007 decreased 13% to $0.73 per pound compared to the same period in 2006. This decrease was due primarily to $15.5 million of zinc sales in the current quarter that were treated as by-product credits for this calculation and was partially offset by higher labour costs as more workers were hired for the zinc project in the plant and underground. The 2006 cash costs were higher for the corresponding period in 2007 as zinc production commenced in the third quarter of 2006. Zinc production commenced in the third quarter of 2006. The planned annual mine maintenance is scheduled for the third quarter of 2007.

Zinkgruvan Mine

	Three months ended		Six months ended
	June 30,		June 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	218,065	191,621	442,761	364,297
Ore milled (tonnes)	230,768	203,702	466,158	373,467
Grades per tonne
Zinc (%)	7.8	11.9	7.8	11.6
Lead (%)	5.2	4.5	4.8	4.8
Silver (g/t)	89	92	84	97
Recoveries
Zinc (%)	94	94	94	94
Lead (%)	89	87.0	89	88.0
Silver (g/t)	75	73	74	73
Production (metal contained)
Zinc (tonnes)	16,916	22,828	34,078	40,785
Lead (tonnes)	10,664	8,031	19,307	15,824
Silver (oz)	491,989	439,223	931,003	852,756
Sales	$58,444	$61,153	$107,920	$99,783
*Cash cost per pound of payable zinc sold	$0.27	$0.59	$0.25	$0.48

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties.

Production

A total of 218,065 tonnes of ore were mined during the second quarter 2007, which represented a 13.8% increase over the same period in 2006. Ore milled during the quarter totalled 230,768 tonnes were 27,066 tonnes or 13.3% greater than the same period in 2006.

The zinc head grades decreased to 7.8% in the second quarter compared with 11.9% in the second quarter 2006 due primarily to the processing of zinc from the high grade Nygruvan zone in 2006 and was in accordance with the sequencing plan in the mine. Lead grades improved to 5.2% during the second quarter 2007 from 4.5% in the corresponding period 2006. Management expects zinc and lead grades to improve in the third quarter due to changes to the mining sequence plan.

Mining and milling in the third quarter will be affected by a planned ten-day shutdown of the plant for annual maintenance.

The cash cost per pound of payable zinc sold during the sold in the second quarter decreased to $0.27 per pound compared with $0.59 for the same in period in 2006. This decrease was due primarily to $19.0 million of lead sales in the quarter which are treated as by-product credits for the purpose of the cash cost calculation. For the six months ended June 30, 2007, the cash cost per pound of payable zinc sold decrease to $0.25 per pound as compared with $0.48 per pound for the same period in 2006. This decrease is due to significantly higher lead sales in 2007 compared with 2006.

Storliden Mine

	Three months ended		Six months ended
	June 30,		June 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	79,100	92,400	155,998	172,800
Ore milled (tonnes)	76,038	63,711	140,585	161,808
Grades per tonne
Copper (%)	2.1	3.9	2.1	3.8
Zinc (%)	7.1	9.8	7.4	9.4
Recoveries
Copper (%)	91	92	92	92
Zinc (%)	92	92	93	91
Production (metal contained)
Copper (tonnes)	1,500	2,200	2,698	5,453
Zinc (tonnes)	4,973	5,678.0	9,551	13,876.0
Sales	$23,671	$32,038	$39,215	$58,030
*Cash cost per pound of payable zinc sold	$(0.31)	$(0.32)	$(0.12)	$(0.26)

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties.

Production

Ore mined during the second quarter 2007 was 79,100 tonnes, which represented a 14% decrease from the same period in 2006. Mill throughput during the second quarter 2007 was 76,038 tonnes, an increase of 12,341 tonnes or 19% as compared with the same period in 2006. Production of contained copper was 1,500 tonnes and of contained zinc of 4,973 tonnes.

The cash cost per pound of payable zinc sold was a negative $0.31 per pound for the second quarter 2007 compared to a negative $0.32 per pound for the same period in 2006. Copper and zinc head grades were significantly lower this quarter as compared with the same quarter in 2006.

The closure of the mine is currently scheduled for the fourth quarter 2007 and management is preparing an optimal closure plan. Total costs for the closure of the operations are expected to be less than $400,000, the obligation for which has already been provided for.

Galmoy Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Ore mined (tonnes)	115,417	135,901	208,187	289,218
Ore milled (tonnes)	122,371	145,828	216,431	301,881
Grades per tonne
Zinc (%)	12.9	10.8	12.9	12.0
Lead (%)	3.1	2.9	3.3	3.6
Recoveries
Zinc (%)	82	80	82	82
Lead (%)	73	62	73	65
Production (metal contained)
Zinc (tonnes)	12,612	12,615	22,573	29,832
Lead (tonnes)	2,573	2,640	4,977	7,081
Sales	$34,887	$20,875	$52,639	$48,619
Cash cost per pound of payable zinc sold*	$0.92	$1.14	$1.02	$0.82

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties.

Production

Ore mined during the second quarter 2007 was 115,417 tonnes or 15% lower than ore mined during the same period in 2006. The decrease was due primarily to poor capacity from the longhole drilling rigs, changes to stope sequencing as a result of challenges experienced with the backfill program and ongoing negotiations with the two local unions for wage increases. The changes to the stope sequencing however did help to increase the zinc head grade to 12.9% from 10.8%, from the previous year. A second longhole rig was brought into production to increase the metres of longhole drilled underground. Also, during the quarter, mining commenced in the CW South ore body after delays to backfill set backs experienced in the second half of 2006. A team of in-house and external consultants is making a concerted effort to identify a means by which backfill setting rates can be accelerated.

Negotiations with the local unions at the Galmoy mine continue and on the 4th of August SIPTU members voted to reject the Labour Court recommendations for a new agreement. The TEEU members have been in an official dispute with the mine since mid-June.

Ore milled during the second quarter 2007 improved 30% over the first quarter of 2007 to 122,371 tonnes but was still 16% lower than in the same period in 2006. Zinc recovery for the second quarter 2007 was slightly higher compared to the same quarter in 2006 due primarily to a higher head grade. Improvements were made quarter over quarter in the recovery of lead as a result of the installation of a new flotation cell commissioned in the first quarter of 2007.

The cash cost per pound of payable zinc sold was $0.92 per pound for the second quarter 2007 compared to $1.14 per pound for the same period in 2006. This decrease was due to higher by-product credits from lead but was partially offset by higher operating costs as a result of low productivity compared with the same quarter in 2006.

Mine Development and Project Highlights

Ozernoe

Work to secure the various contractors and consulting firms to complete the bankable feasibility study continued. Hatch Engineering was awarded the contract for the feasibility study. At site, the Company added personnel to the Ozernoe management team to manage the project and to ensure compliance with the mining licence agreement.

During the second quarter, the Company continue to delineate the deposit. Phase 1 in-fill drilling program (IDP) was completed. The start-up of the Phase 2 in-fill drilling program will depend to a large degree on the completion of phase 1 assay results. Assay and other analytical work analysis are currently underway. Efforts are being made to export the samples out of Russia to speed up the process. It is anticipated that the phase 2 drill program will start in late September or early October, as planned.

During the quarter a great deal of effort was spent on defining the oxide mineralization potential. At the end of May the final core hole was drilled to provide a better understanding of the non-homogeneous mineralogically complex material. A contract was awarded to CIS from Australia to assist in the modelling and analysis of the oxide data. Further study would be required and the St. Petersburg Institute was also brought in to continue this study.

Plans were developed using Buryat Geomonitoring to locate suitable potable and industrial water sources, which is key to develop the project. The initial phase of drilling to find potable water will consist of cored and reamed holes each tested for water quality and quantity close to camp facilities under construction. A second phase has been scheduled to locate an industrial water supply and will most likely involve a second drill contractor due to the slow nature of the reaming work and the onset of winter.

Site work, in addition to the drilling, is underway to develop permanent camp facilities and other basic infrastructure required to develop the resource. Other project activity during the quarter included the bridge and power line construction projects.

Aljustrel

In the past few months the Company has been confronted with an ever-increasing struggle with the compliance of delivery dates by contractors/suppliers. Significant efforts have been made by management and suppliers to avoid delivery date slippage, however critical equipment such as the ceramic media cyclones, which utilize centrifugal force to accelerate the settling rate of particles in the classification stage, are going to be delayed.

Recent information from the supplier indicates a six week delay in delivery. In the light of this information and in an effort to avoid the risk of being inaccurate in further plans, management believes a more accurate, albeit conservative estimate, will be for the production of concentrates from the Aljustrel ore processing plant to commence in the latter half of the fourth quarter 2007 and not, as previously planned, during September.

The Moinho mine is in a position to supply ore to the mill at present. The underground development crews have thus far generated a zinc ore stockpile of approximately 60,000 tonnes for processing at the Aljustrel mill. As well year to date, an additional 19,000 tonnes of copper ore and 36,000 tonnes of zinc ore was sent to Neves-Corvo of which 3,200 tonnes of copper ore and 5,700 tonnes of zinc ore, respectively were processed.

Exploration Highlights, Second Quarter 2007

Portugal

Neves-Corvo Near-Mine Exploration (copper-zinc)

During the quarter, a total of 9,135 m of exploration drilling was carried out near the Neves-Corvo Mine in 14 drill holes. Efforts were focused on the delineation and definition of the world-class Lombador Zinc Deposit at the mine. Assays received for six drill holes during the quarter include the thickest high-grade zinc intersection yet encountered with drill hole NF22A intersecting 55 metres of mineralization that contains 8.51% zinc and 2.47% lead and hole ND20A-1 intersecting a 35 metre section grading 9.44% zinc and 3.16% lead. These two mineralized intercepts are separated by a down-dip distance of 425 metre. These results build on the success noted last quarter and continue to outline a large, continuous zone of high-grade zinc and lead mineralization within the Lombador sulfide lens. The deposit remains open down-dip of this intersection in drill hole NF22A. Second quarter drill result highlights for the Lombador South Deposit are listed below.

Lombador Drilling Highlights
				Est.
Drill				True
hole	From	To	Interval	Width	Cu	Pb	Zn
	(m)	(m)	(m)	(m)%		%	%
NF34	1151.8	1219.0	67.2	67.2	0.31	2.93	8.03
Incl.	1168.0	1189.0	21.0	21.0	0.29	3.99	11.13
Plus	1243.0	1259.0	16.0	16.0	3.92	0.10	0.32
Incl.	1251.5	1255.5	4.0	4.0	8.72	0.15	0.31
NF22A	911.0	966.0	55.0	53.0	0.35	2.47	8.51
Incl.	922.0	950.0	28.0	27.0	0.29	3.96	11.07
ND20A-1	696.0	731.0	35.0	34.0	0.35	3.16	9.44
NE18C-3	747.0	777.0	30.0	28.0	0.46	2.51	8.11
Incl.	766.0	776.0	10.0	9.3	0.35	4.46	12.90
ND20A	658.0	666.0	8.0	8.0	0.20	0.80	6.81
Plus	738.0	752.0	14.0	14.0	0.30	1.76	9.82
NG22	927.5	944.0	16.5	16.5	0.45	1.24	8.68

Subsequent to the second quarter, assay results were received for drill hole NF34 (results included in table above). This hole was very successful in expanding the Lombador South zinc deposit well below NF22A. Drill hole NF34 intersected a 95 metre thick interval of massive sulphide mineralization (true thickness is equal to drilled thickness in this hole) which included a 67.2 meter section of high-grade zinc mineralization from 1151.8 metres to 1219.0 metres. This wide zone returned 8.03% zinc, 2.93% lead and 0.31% copper, and included a 21 metre interval grading 11.13% zinc and 3.99% lead. Silver assays are pending.

This intersection is located 590 metres down-dip of the intersection in hole ND20A-1, and 270 metres from the intersection in NF22A. The intersection in NF34 leaves the zone completely open for expansion down-dip and along strike at depth. It should be noted that this hole tested an area which is not included in any resource category, and clearly illustrates the potential that exists to continue to expand the Neves Corvo resource base.

In addition to the zinc mineralization, hole NF34 intersected a 16 metre wide zone of stockwork copper mineralization with a grade of 3.92% copper from 1243 metres to 1259 metres. This zone included a 4 metre section of 8.72% copper. Additional drilling is required to fully assess the significance of this copper zone, however it demonstrates that there is also potential for substantial additions to the copper resource at Neves Corvo.

Aljustrel Near-Mine Exploration (copper-zinc)

Exploration on the Aljustrel Mine Lease began this quarter with 5,901 metres completed in 11 drill holes.

The initial objective of the drill program is to complete step-out and infill drilling within the Feitais Deposit and to conduct infill drilling at Estação deposit. A new copper-rich zone has been encountered above the main massive sulphide lens at Feitais; assay results are pending. This drilling has additionally expanded the Feitais deposit beyond the current Inferred Resource.

Portugal Greenfields Exploration (copper-zinc)

Exploration drilling outside of the mine leases totaled 1,633 metres in 4 drill holes within the Mertola and Castro Verde concessions. Drilling at the Chança prospect, located within the Mertola concession near the Spanish border, has been completed with a total of six diamond drill holes. The drilling confirmed the presence of a large zone of copper-bearing stockwork hosted by strongly altered felsic volcanics, but unfortunately the ore horizon appears to be faulted out.

Two contractors, Crone Geophysics and Geognosia, conducted orientation transient electromagnetic (TEM) surveys over the Neves-Corvo orebodies using two different high-temperature SQUID magnetic field sensors. The results prove that these high-technology sensors achieve lower noise and thus deeper depths of investigation than conventional coil systems used in the past. Characterization of the known orebodies will continue in July and will be used to prioritize regional exploration targets for drill-testing. The start of the Bell Geospace airborne gravity gradiometer (AGG) survey over the Neves-Corvo and Aljustrel orebodies has been delayed until August due to high demand for the system in North America.

Spain

Toral Project (zinc-lead-silver)

Exploration drilling commenced in the second quarter at the advanced staged Toral Zn-Pb-Ag project in northwest Spain with two drill holes completed and a third hole in progress. At total of 1,154 metres was drilled during the quarter with complete assays results pending. However, the results are so far consistent with results of the historical drilling with relatively narrow but continuous zones of commonly high-grade zinc-lead-silver sulphides being intersected at the target contact horizon. More detailed results will be released during the third quarter. The objective of this initial drilling is to test for up-dip and down-dip extensions of the historical resource mineralization.

Ireland

Galmoy near-mine exploration (zinc-lead)

A total of 1,918 m of drilling was completed near the mine within 18 drill holes and an additional 5,658 m of exploration drilling were completed in 60 drill holes in the Galmoy area this quarter. The focus of exploration is to locate any near-mine mineralization that can be incorporated into the current mine plan for the Galmoy Mine. The highlight of the quarter is the continued delineation of the newly discovered M-Zone mineralization that is located within 200 metres of the CW orebody in the vicinity of the mill at an approximate depth of 100 m below the surface. Two drill rigs have so far completed sixteen contiguous drill holes that intersected high-grade zinc mineralization including GY-729 which returned assays of 44.38% zinc, 5.64% lead and 4.97 g/t silver over a true thickness of 4.03 metres. This intercept represents some of the highest grade zinc-lead-silver mineralization ever encountered at Galmoy. Additional significant drill results are listed below (as noted in the June 12th press release). The zone remains open to the north, southeast and to the west.

Galmoy M Zone Drilling Highlights

				Est.
Drill				True
hole	From	To	Interval	Width	Zn	Pb	Ag
	(m)	(m)	(m)	(m)%		%	g/t
GY-722	81.6	88.0	6.4	6.09	10.78	0.59	2.33
GY-724	86.0	90.3	4.3	4.30	14.25	2.02	4.39
GY-729	91.3	95.7	4.4	4.03	44.38	5.64	4.97
GY-737	89.0	94.4	5.4	5.32	18.69	2.42	5.59
GY-740	94.0	102.5	8.5	7.57	11.69	5.87	5.45

Sweden

Zinkgruvan near-mine exploration (zinc-lead-silver)

A total of 7 holes were drilled totaling 1,595 m for the near-mine exploration program at Zinkgruvan. Drill testing of the deep Dalby zone, which is down-dip of the western-most part of the Zinkgruvan Mine, was begun late in the quarter. The rimming of Dalby hole DDH2549 was completed and the first of four deviation holes has reached a depth of 930 m below surface, which is 170 metres short of the target depth. Further to the north of the mine DDH2782 (on-going at end of the second quarter) encountered the ore-hosting package at a hole depth of 760 metres. Only weak mineralization was noted but the discovery of mineralization more than one kilometer from the mine is encouraging. A detailed structural study of the mine geology is revealing new target areas for drill-testing.

Bergslagen District (zinc-lead-silver)

During the quarter 1,202 m were drilled in 8 holes within several project areas in this district. At the Ervingsberg target (8 km northwest of the Zinkgruvan Mine), one hole encountered a 1.1 m thick zone of rich sphalerite banding at a depth of 52.9 m. The zone is open to the east and south and warrants additional drilling.

Skellefte District (copper-zinc)

Exploration drilling at the Copperstone project was hampered this quarter by overburden problems. A total of 2,856 metres was drilled in 17 holes during the quarter, mostly on testing geophysical targets. No significant mineralization was encountered. A comprehensive review of the Skellefte district programme is nearing completion that will include exit strategies for those projects that no longer fit into the company’s growing strategic objectives. At the advanced Norrliden project, a seven hole, in-fill drilling program was completed (1086 metres) and work has begun to upgrade the resources to reserves. A test mining plan has been presented to the authorities.

Metal prices and smelter treatment and refining charges

During the second quarter 2007 the prices for copper, zinc and lead increased 29%, 6% and 22%, respectively, compared with the first quarter 2007. The inventory levels of copper and zinc on the London Metal Exchange ("LME") decreased during the second quarter 2007 compared with the first quarter 2007. At the end of the second quarter 2007, the LME stocks of copper were 114,700 tonnes (Q1: 178,075 tonnes) and zinc at 73,000 tonnes (Q1: 106,275 tonnes). In the case of copper the decrease in inventories was a result of continued high imports into China and in the case of zinc the decrease is due to reduced exports from China. During the second quarter the LME inventories for both lead and nickel increased. The lead inventories ended the second quarter 2007 at 45,075 tonnes (Q1: 33,250 tonnes) and nickel at 8,910 tonnes (Q1: 5,418 tonnes). The increase of the lead inventories was a result of very high exports of lead from China during April and May. In June exports from China dropped as a function of the introduction of an export tax on lead metal. During the second quarter 2007 producer de-stocking of stainless steel has led to a reduced the demand for nickel resulting in increased inventories.

		Three months ended			Six months ended
		June 30,		Change	June 30,		Change
(Average)		2007	2006	%	2007	2006	%
Zinc	US$/pound	1.66	1.49	11%	1.61	1.26	29%
	US$/tonne	3,663	3,292	11%	3,559	2,767	29%

Lead	US$/pound	0.99	0.50	98%	0.90	0.53	69%
	US$/tonne	2,175	1,100	98%	1,980	1,171	69%

Copper	US$/pound	3.47	3.27	6%	3.08	2.76	12%
	US$/tonne	7,640	7,211	6%	6,786	6,075	12%

Nickel	US$/pound	21.80	3.27	567%	20.30	2.76	635%
	US$/tonne	48,055	19,924	141%	44,748	17,367	158%

Silver	US$/ounce	13.33	12.29	8%	13.32	10.99	21%

The spot treatment charges ("TC") for zinc concentrates continued to increase during the second quarter 2007 and have reached the level of the terms of the 2007 annual contracts of $300 per dry metric tonne ("dmt") based on a zinc price of $3,500 per metric tonne ("mt").

The mid year TC negotiations for copper concentrates settled at a TC level of approximately $50 per dmt and a refining charge ("RC") of $0.05 per payable pound of copper contained and without any price participation ("PP") which provided the smelters with an increase of the RC when the copper price increased. During the second quarter of 2007 spot TC’s and RC’s have fallen to $20 per dmt and $0.02 per lb respectively.

The spot T/C for lead concentrates increased significantly during the second quarter 2007. At the end of the quarter the spot T/C in China was approximately $200 per dmt of concentrates flat to be compared with $45 per dmt flat at the end of the first quarter 2007. The introduction by China of a 10% export tax on refined lead, effective June 1, 2007, explains this major increase. The export tax has made custom smelting of imported lead concentrates in China uneconomical at low a T/Cs and the Chinese smelters now require a much higher T/C to produce. During the second half of June there were several announcements by the Chinese lead smelters of cutbacks in production as a result of the export tax and the low T/Cs.

Outlook

Demand for copper and zinc in China continues to be strong. The introduction in China of an export tax on lead metal should reduce the availability of lead metal to the world market. These market conditions could translate into reduced LME inventories for these metals. The Company is optimistic that the prices for copper, zinc and lead will remain at current levels for the balance of 2007.

De-stocking by the producers of stainless steel could lead to a reduction in demand for nickel and a further correction to the nickel price may occur.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan going forward has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the second quarter 2007, which is subject to regulatory approvals and other conditions before the transaction can be completed, the Company entered into an agreement with Silverstone Resources to which the Company will sell all its all future silver production from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver deliver, subject to inflation adjustment. The Company expects this transaction to be completed in the third quarter 2007. When the transaction closes, the upfront cash payments, common shares and special warrants received, collectively, valued at $87.1 million will be deferred and amortized over the life of the silver deliveries.

Currencies

	Three months ended			Six months ended
	June 30,		Change	June 30,		Change

(Average)	2007	2006	%	2007	2006	%

SEK/US$	6.87	7.40	-7%	6.94	7.59	-9%

SEK/Cdn$	6.26	6.59	-5%	6.12	6.66	-8%

Cdn$/US$	1.10	1.12	-2%	1.14	1.14	0%

US$/Euro	1.35	1.26	-7%	1.33	1.23	-8%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalent of $388.2 million as at June 30, 2007 compared with $402.2 million as at December 31, 2006 and $317.4 million at the end of the first quarter 2007. Cash and cash equivalent increased $70.8 million from the first quarter 2007. This increase was due primarily to strong earnings, $118.5 million proceeds from the sale of investments and offset by an investment of $149.5 million in marketable securities.

As at June 30, 2007, the Company had working capital of $353.1 million compared to working capital of $280.6 million as at March 31, 2007 and $272.8 million as at December 31, 2006. The increase in working capital from the first quarter is due primarily to a $70.8 million increase in cash and cash equivalents and a $26.3 million increase in trade accounts receivables, and offset by higher current liabilities.

Shareholders’ equity at June 30, 2007 was $2,418.6 million, an increase of $201.1 million from the first quarter 2007. This increase was due primarily from $153.8 million in earnings for the quarter, $15.6 million increase in the fair value of available for sale securities and $36.3 million increase in cumulative translation adjustment as a result of a significant weaker US dollar against the Canadian dollar, Euro and Swedish Kronor where the Company’s assets are held.

Management believes the Company’s financial position as at June 30, 2007, together with the cash flow from operations, are more than sufficient to support the Company’s operating and capital requirements on an ongoing basis.

During the second quarter 2007 the Company arranged an $800 million five-year revolving credit facility for general corporate purposes but will be reduced to $575 million, once the proceeds from the sale of the Tasiast gold mine to Red back has been applied to the facility. On July 17, 2007, the Company drew down $650 million from the credit facility and $129.9 million from its own cash for payment of approximately 85.2% of the fully diluted issued and outstanding shares of Rio Narcea tendered to the Company in accordance with the Rio Narcea takeover bid. The Company extended the offer to purchase the remaining Rio Narcea shares that it does not already own to August 20, 2007. The Company expects that there will be sufficient shares tendered to the Company to bring its ownership of Rio Narcea to 90%, which will allow the Company to issue a notice to the remaining Rio Narcea shareholders and effectively give the Company a 100% ownership in Rio Narcea. The Company has sufficient cash resources to complete the purchase of the remaining issued and outstanding shares and warrants of Rio Narcea.

The Company enters into derivative contracts for the purpose of managing risks and are not for trading purposes. During the second quarter the Company entered into lead forward contracts for the delivery of 1,000 tonnes of lead per month at a price of $0.83 per pound for the period July 2007 to June 2008. Due to the substantial rise in the lead price, when these contracts were marked-to-market as at June 30, 2007, this resulted in an unrealized loss of $9.1 million. As at June 30, 2007, the liability on marking-to-market the outstanding derivative contracts were $31.9 million of which $5.6 million is classified as a current liability. Please refer to the notes to the unaudited second quarter 2007 consolidated financial statements for full detail of outstanding hedge positions.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2006. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in accounting policies

Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement". Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period’s earnings as well as required an adjustment to the opening balances for retained earnings and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the first quarter to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and changes in the fair value of available-for-sale securities for the three months ended June 30, 2007 was $36.2 million and $15.6 million net of tax, respectively, and are reported in the current period as other comprehensive income. Additionally, during the second quarter 2007 the Company disposed of certain available-for-sale securities resulting in a decrease to accumulated other comprehensive income of $9.9 million net of tax.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com

Reclamation Fund

As at June 30, 2007, the Company had $45.7 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at July 31, 2007, the Company had 392,030,087 common shares issued and outstanding and 1,984,774 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc and copper cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper and zinc metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc and copper cash production cost per pound
	Three months ended June 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$14,493	$12,014	$10,909	$13,289	$16,519	$13,173
Treatment charges for zinc	12,717	23,801	2,069	5,273	12,935	11,947
By-product credits	(18,752)	(8,640)	(10,009)	(14,427)	(7,202)	(2,274)
Other items affecting cash production costs	-	-	(5,889)	(7,494)	-	-
Total	$8,458	$27,175	$(2,920)	$(3,359)	$22,252	$22,846

Zinc metal payable (tonnes)	14,219	21,003	4,227	4,825	10,923	9,101
Zinc metal payable (000's pounds)	31,347	46,304	9,319	10,637	24,081	20,064
Zinc cash production cost per
pound payable metal sold*	$0.27	$0.59	$(0.31)	$(0.32)	$0.92	$1.14

* of which treatment charges for zinc comprise	$0.41	$0.51	$0.22	$0.50	$0.54	$0.60

	Six months ended June 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$27,870	$22,425	$18,597	$25,961	$29,269	$25,975
Treatment charges for zinc	26,472	37,272	5,833	10,043	22,027	23,564
By-product credits	(38,721)	(19,213)	(16,822)	(28,248)	(9,382)	(6,062)
Other items affecting cash production costs	-	-	(9,739)	(14,563)	-	-
Total	$15,621	$40,484	$(2,131)	$(6,807)	$41,914	$43,477

Zinc metal payable (tonnes)	28,089	38,605	8,119	11,793	18,667	23,945
Zinc metal payable (000's pounds)	61,926	85,109	17,899	25,999	41,154	52,790
pound payable metal sold*	$0.25	$0.48	$(0.12)	$(0.26)	$1.02	$0.82

* of which treatment charges for zinc comprise	$0.43	$0.44	$0.33	$0.39	$0.54	$0.45

	Three months ended June 30		Six months ended June 30
	Neves-Corvo		Neves-Corvo
Copper	2007	2006	2007	2006
Operating expenses, excluding depreciation	$51,125	$26,800	$84,938	$49,500
Treatment charges for copper	13,185	13,400	24,724	24,600
By-product credits	(15,488)	(1,700)	(27,665)	(2,600)
Other items affecting cash production costs	(10,399)	-	(16,378)	-
Total	$38,423	$38,500	$65,619	$71,500

Copper metal payable (tonnes)	23,869	20,836	42,768	38,398
Copper metal payable (000's pounds)	52,622	45,935	94,287	84,653
Copper cash production cost per
pound payable metal sold*	$0.73	$0.84	$0.70	$0.84

* of which treatment charges for copper comprise	$0.25	$0.29	$0.26	$0.29

Evaluation of Disclosure Controls and Procedures

Management carried out an evaluation of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s annual and Interim Filings) as of March 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that are filed are accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

During 2006 management, together with its professional advisors, reassessed whether the accounting treatment with respect to a long-term sales contract was properly applied under US GAAP for the year ended December 31, 2005. Previously, management and its advisors believed that certain terms in the long-term sales contract required the contract to be treated as a derivative instrument, which resulted in the recording of the contract at fair value under US GAAP with changes in fair value being taken into income as they occur. This is a highly complex issue and is subject to interpretation. Management, along with its current professional advisors, reassessed this contract during 2006 and determined that the contract does not represent a derivative instrument and the fair value of the embedded derivative within the contract is not significant at this time. As a result, the 2005 amounts in Note 20 of the December 31, 2006 consolidated financial statements, reconciling the differences between Canadian and US GAAP have been restated. Based on the restatement of the US GAAP reconciliation note, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were not wholly effective as at December 31, 2005.

During the preparation of the consolidated financial statements for the year ended December 31, 2007 management determined that an incorrect rate of tax was used in the determination of the current and future income tax amounts related to its operations in Portugal. As a result, the Company restated its financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and will present restated comparative information in the financial statements prepared for the year ended December 31, 2007. Based on the restatement, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were not wholly effective as at December 31, 2006.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

During the preparation of the consolidated financial statements for the year ended December 31, 2007 management determined that an incorrect rate of tax was used in the determination of the current and future income tax amounts related to its operations in Portugal. As a result, the Company restated its financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and will present restated comparative information in the financial statements prepared for the year ended December 31, 2007. Based on the restatement, the CEO and the CFO have concluded that the Company’s internal controls over financial reporting were not wholly effective as at December 31, 2006.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.